SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                             Final Amendment to

                               SCHEDULE 14D-1
                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND
                             AMENDMENT NO. 1 TO
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            PITTWAY CORPORATION
                         (Name of Subject Company)

                          HII-2 ACQUISITION CORP.
                        HONEYWELL INTERNATIONAL INC.
                                 (Bidders)

                       COMMON STOCK, $1.00 PAR VALUE
                       CLASS A STOCK, $1.00 PAR VALUE
                       (Title of Class of Securities)

                                725790 10 9
                                725790 20 8
                   (CUSIP Number of Class of Securities)


                          PETER M. KREINDLER, ESQ.
                 SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                        HONEYWELL INTERNATIONAL INC.
                             101 COLUMBIA ROAD
                     MORRIS TOWNSHIP, NEW JERSEY 07962
                         TELEPHONE: (973) 455-2000
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on behalf of Bidders)


                                  Copy to:

                          DAVID J. FRIEDMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                               (212) 735-3000







 COMMON STOCK
 CUSIP NO. 725790 10 9                14D-1

 1.   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of the Above Persons
      Honeywell International Inc.
      IRS ID No.: 22-2640650

 2.   Check the Appropriate Box if a Member of a Group
                                                                   (a)( )
                                                                   (b)( )

 3.   SEC Use only

 4.   Source of Funds

      WC

 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(e) or 2(f)                             ( )

 6.   Citizenship or Place of Organization

      Delaware

 7.   Aggregate Amount Beneficially Owned by Each Reporting Person

      7,478,471 (or 7,749,020, if all shares tendered pursuant to guaranteed delivery procedures are delivered)

 8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                        ( )

 9.   Percent of Class Represented by Amount in Row (7)

      94.9% (or 98.4%, if all shares tendered pursuant to guaranteed delivery procedures are delivered)

 10.  Type of Reporting Person

      CO



 CLASS A STOCK
 CUSIP NO. 725790 20 8             14D-1

 1.   Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of the Above Person
      Honeywell International Inc.
      IRS ID No.: 22-2640650

 2.   Check the Appropriate Box if a Member of a Group
                                                             (a)( )
                                                             (b)( )

 3.   SEC Use only

 4.   Source of Funds

      WC

 5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(e) or 2                                               ( )

 6.   Citizenship or Place of Organization

      Delaware

 7.   Aggregate Amount Beneficially Owned by Each Reporting Person

      33,914,500 (or 34,497,738 if all shares tendered pursuant to guaranteed delivery procedures are delivered)

 8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
                                                                 ( )

 9.   Percent of Class Represented by Amount in Row (7)

      95.8% (or 97.4%, if all shares tendered pursuant to guaranteed delivery procedures are delivered)

 10.  Type of Reporting Person

      CO



      This Final Amendment amends the Tender Offer Statement on Schedule 14D-1 initially filed on December 23, 1999 (as amended, the "Tender Offer Statement") by Honeywell International Inc., a Delaware corporation ("Parent"), and its wholly owned subsidiary HII-2 Acquisition Corp., a Delaware corporation ("Purchaser"), relating to the Purchaser's offer to purchase all of the outstanding shares of Common Stock, of the par value of $1.00 per share, and Class A Stock, of the par value of $1.00 per share, of Pittway Corporation, a Delaware corporation, on the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1999. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Tender Offer Statement. The Tender Offer Statement also constitutes Amendment No. 1 to the Statement on Schedule 13D of Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of
 Schedule 14D-1.

 ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Item 6 is hereby amended to add the following:

      On February 4, 2000, following expiration of the Offer at 12:00 p.m., New York City time, on February 3, 2000, Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. Purchaser has been advised by the Depositary for the Offer that as of the expiration of the Offer 7,749,020 Shares of Common Stock, representing approximately 98.4% of the outstanding Shares of Common Stock, had been validly tendered and not withdrawn pursuant to the Offer (including 270,549 Shares tendered pursuant to the procedures for guaranteed delivery), and 34,497,738 Shares of Class A Stock, representing approximately 97.4 % of the outstanding Shares of Class A Stock had been validly tendered and not withdrawn pursuant to the Offer (including 583,238 Shares tendered pursuant to the procedures for guaranteed delivery).

 ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

           Item 11 is hereby amended to add the following:

           (a)(10) Joint Press Release of Parent and the Company dated February 4, 2000.


                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  February 7, 2000

                                         HONEYWELL INTERNATIONAL INC.


                                         BY:  /s/ Richard J. Diemer
                                              -----------------------------
                                              Name:  Richard J. Diemer
                                              Title: Vice President and
                                                     Controller


                                         HII-2 ACQUISITION CORP.


                                         BY:  /s/ George Van Kula
                                              -----------------------------
                                              Name:  George Van Kula
                                              Title: Secretary


                               EXHIBIT INDEX


 Exhibit No.         Description
 -----------         -----------

 (a)(10)             Joint Press Release of Parent and the Company dated
                     February 4, 2000.